UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

Reference is made to the August 17, 2022 Indenture (as amended and supplemented from time to time, the “Indenture”), entered into by and among Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (the “Company”), Guarantors (as such term is defined in the Indenture), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited, as collateral trustee (the “Collateral Trustee”), in connection with the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “2027 Notes”).

On May 23, 2024, the Company, the Trustee, and the Collateral Trustee entered into the following agreements to effect the changes described below to the Collateral (as such term is defined in the Indenture):

(i)Release of Equity Pledge Agreement between our subsidiary, SunPower Systems International Limited (“SPSIL”) and the Collateral Trustee to release the pledge over our equity interest in HSPV following the entry into an equity transfer agreement on April 26, 2024 by SPSIL and Zhonghuan Hong Kong Holding Limited, a subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (“TZE”). For additional information about the above transactions, please read the Company’s Form 6-K filed with the SEC on April 26, 2024, including the agreements attached as exhibits thereto;
(ii)Deed of Amendment and Partial Release between our subsidiary, Maxeon Solar Pte Ltd. (“MSPL”) and the Collateral Trustee (“the MSPL Deed”) to enable MSPL to grant security to a customer in finished goods and work-in-progress intended to be delivered to that customer under the purchase contract between MSPL and that customer in exchange for advance payments under such contract; and
(iii)Deed of Amendment between the Company and the Collateral Trustee, a Deed of Amendment between SPSIL and the Collateral Trustee, the MSPL Deed and an IP amendment agreement between the Company, MSPL, SPSIL and the Collateral Trustee to modify the frequency of the Company’s obligation to report and grant security over after-acquired intellectual property assets.

The documents described above became effective upon execution thereof.

The Indenture, previously filed as Exhibit 99.1 to the Company’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2022, is deemed incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

May 30, 2024	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer